UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-15062

WARNER MEDIA, LLC

(successor in interest to TIME WARNER INC.)

(as Issuer)

(Exact name of registrant as specified in its charter)

One Time Warner Center

New York, NY 10019-8016

(212) 484-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

Deferred Compensation Obligations under Time Warner Supplemental Savings Plan

Deferred Compensation Obligations under Time Warner Inc. Deferred Compensation Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value	None*
Deferred Compensation Obligations under Time Warner Inc. Supplemental Savings Plan	Less than 300
Deferred Compensation Obligations under Time Warner Inc. Deferred Compensation Plan	Less than 300

*	Time Warner Inc. merged with and into West Merger Sub II, LLC on June 14, 2018, at which time the separate corporate existence of Time Warner Inc. ended. In connection with the merger, the name of West Merger Sub II, LLC was changed to “Warner Media, LLC”.

Pursuant to the requirements of the Securities Exchange Act of 1934, Warner Media, LLC (as successor by merger to Time Warner Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 6, 2018	WARNER MEDIA, LLC (as successor by merger to Time Warner Inc.),

by
/s/ George B. Goeke
Name: George B. Goeke
Title: Assistant Treasurer